                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         ----------------------------

                                   FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ----------------------------

(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the fiscal year ended December 31, 1999

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the transition period from ________________ to _________________


                        Commission File No. 000-27778

     A. Full title and address of the plan, if different from that of the issuer named below:


                          PREMIERE TECHNOLOGIES, INC.
                                  401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              PTEK HOLDINGS, INC.
                           3399 Peachtree Road, N.E.
                         The Lenox Building, Suite 600
                            Atlanta, Georgia 30326

                               TABLE OF CONTENTS

FINANCIALS                                                                               PAGE
   Item 1.        Report of Independent Public Accountants..............................   5
   Item 2.        Statements of Net Assets Available for Plan Benefits -- December 31,
                    1999 and 1998.......................................................   6
   Item 3.        Statement of Changes in Net Assets Available for Plan Benefits for
                    the Year Ended December 31, 1999....................................   7
   Item 4.        Notes to Financial Statements and Schedules...........................   8

SCHEDULES
   Schedule I.    Schedule H, Line 4 -- Schedule of Assets Held for Investment
                    Purposes -- December 31, 1999.......................................  17
   Schedule II.   Schedule G, Part III -- Schedule of Nonexempt Transactions for
                    the Year Ended December 31, 1999....................................  18
   Signatures...........................................................................  19

EXHIBITS

   Exhibit Index........................................................................  20

                             REQUIRED INFORMATION

The following financial statements and schedules, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Premiere Technologies, Inc. 401(k) Plan


Financial Statements and Schedules
as of December 31, 1999 and 1998
Together With Auditors' Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustee of
Premiere Technologies, Inc.
401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the PREMIERE TECHNOLOGIES, INC. 401(K) PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and the schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and schedules were prepared on the cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
June 26, 2000

                    PREMIERE TECHNOLOGIES, INC. 401(K) PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 AND 1998




                                                   1999              1998
                                                -----------       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Investments                                   $21,718,678       $5,472,819
                                                ===========       ==========



















        The accompanying notes are an integral part of these statements.

                    PREMIERE TECHNOLOGIES, INC. 401(K) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999




ADDITIONS:
 Transfer from merged plans (Note 1)                                                                 $12,456,907
                                                                                                     -----------
 Participant contributions                                                                             3,873,112
                                                                                                     -----------
 Investment income:
   Net appreciation in fair value of investments                                                       1,489,499
   Interest and dividends                                                                                279,069
                                                                                                     -----------
       Total investment income                                                                         1,768,568
                                                                                                     -----------
       Total additions                                                                                18,098,587

DEDUCTIONS:
   Distributions to participants or beneficiaries                                                     (1,852,728)
                                                                                                     -----------
NET INCREASE                                                                                          16,245,859

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                                                                   5,472,819
                                                                                                     -----------
   End of year                                                                                       $21,718,678
                                                                                                     ===========



         The accompanying notes are an integral part of this statement.

                    PREMIERE TECHNOLOGIES, INC. 401(K) PLAN



                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


                          DECEMBER 31, 1999 AND 1998

 1. PLAN DESCRIPTION

    The following description of the Premiere Technologies, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan administered by the board of directors of Premiere Technologies, Inc. (the "Company" or the "Employer"). Patrick G. Jones and Robert S. Vaters are trustees for the Plan (collectively referred to as "Trustee"). Effective December 1, 1999, T. Rowe Price Trust Company was appointed as custodian (the "Custodian") of the Plan, replacing Great-West Life & Annuity Insurance Company ("Great-West").

    In June 1997, the Company completed the acquisition of Voice-Tel Enterprises, Inc. ("VTE"). In connection with this purchase, the Company became the sponsor of the VTE 401(k) Savings and Investment Plan & Trust and the Cleveland Voice-Tel ("CTE") 401(k) Plan as well as the Voice-Tel 401(k) Plan. The assets for the VTE 401(k) Plan and the CTE 401(k) Plan were merged into the Plan on January 1, 1998. The VTE 401(k) Plan was merged into the Plan on July 9, 1999. For the years ended December 31, 1998 and 1999, the Company acquired Xpedite Systems, Inc. ("Xpedite") and Intellivoice Communications, Inc. ("Intellivoice"), respectively. Relative to the Xpedite acquisition, the Company became the sponsor for the Xpedite 401(k) Plan, ViTel International, Inc. 401(k) Profit Sharing Plan, and Swift Global Communications, Inc. 401(k) Plan. In connection with the Intellivoice acquisition, the Company became the sponsor for the Intellivoice Employee Savings Plan. The assets for plans assumed in the Xpedite and Intellivoice acquisitions were merged into the Plan on December 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

    Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

    Eligibility

    Effective on and after December 1, 1999, all covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month following 30 days of employment. All part-time, temporary, or seasonable associates, as defined by the Plan, are eligible to participate in the Plan after completion of 12 continuous months of employment ("service year") and having worked 1,000 hours within that service year. These participants may enroll in the Plan the next January 1 or July 1 after the above-mentioned specified requirements are met.

    Employee Contributions

    Participants may elect to contribute, on a pretax basis, up to 20% of their eligible compensation, as defined by the Plan. Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

    Effective December 1, 1999, the following funds were offered by the Plan:

         Janus Fund

         This mutual fund seeks long-term growth of capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential. Although the fund can invest in companies of any size, it generally invests in larger, more established companies.

         Pimco Total Return II

         This mutual fund seeks to achieve its investment objectives by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this fund normally varies within a three- to six-year term time frame based on PIMCO's forecast for interest rates. The fund may invest only in U.S. dollar-denominated securities of U.S. issuers that are rated at least Baa by Moody's or BBB by S&P.

         MFS Capital Opportunities

         This mutual fund seeks to invest, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stock, convertible securities, and depositary receipts. The fund focuses on companies that have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

         MAS Small-Cap Value

         This mutual fund invests primarily in common stocks and other equity securities with equity capitalizations in the range of companies included in the Russell 2000 Index. The fund focuses on stocks that are undervalued based on the adviser's proprietary measures of value.

         Putnam International Growth

         This mutual fund generally diversifies its investments among a number of different countries by investing at least 65% of its total assets in at least three countries other than the United States. The fund may invest in both growth and value stocks.

         Personal Strategy-Income

         This mutual fund seeks the highest total return over time, consistent with a primary emphasis on income and a secondary emphasis on capital growth. The fund pursues this objective by investing in a diversified portfolio typically consisting of about 40% stocks, 40% bonds, and 20% money market securities.

         Personal Strategy-Growth

         This mutual fund seeks the highest total return over time, consistent with a primary emphasis on capital growth and a secondary emphasis on income. The fund pursues this objective by investing in a diversified portfolio typically consisting of about 80% stocks and 20% bonds and money market securities.

         International Stock Fund

         This mutual fund seeks long-term growth of capital through investments primarily in the common stocks of established, non-U.S. companies.

         Equity Index 500 Fund

         This mutual fund seeks to match the performance of the Standard & Poor's 500 ("S&P 500"). Stock Index. The S&P 500 is made up of primarily large-capitalization companies that represent a broad spectrum of the U.S. economy and about 70% of the U.S. stock market's total capitalization.

         Dividend Growth Fund

         This mutual fund seeks to provide increasing dividend income over time, long-term growth of capital, and a reasonable level of current income through investments primarily in dividend-paying stocks.

         TRP Stable Value Fund

         This mutual fund seeks to provide a maximum current income while maintaining stability of principal. The fund invests primarily in guaranteed investment contracts ("GICs"), bank investment contracts ("BICs"), and synthetic investment contracts ("SICs"). GICs, BICs, and SICs are types of investment contracts that are designed to provide principal stability and a competitive yield.

     Prior to December 1, 1999, participants were able to elect the following funds offered under a pooled separate account with Great-West, with the exception of the Guaranteed Certificate Funds. Effective December 1, 1999, all investments held within the pooled separate accounts were transferred to similar funds offered by the Custodian, as noted above. The pooled separate accounts invested in the publicly traded mutual funds described below:

         American Century:  Twentieth Century Ultra Fund

         This mutual fund generally targets companies with accelerating earnings and revenues that have above-average prospects for appreciation. It is expected to be rather volatile but intends to stay fully invested in its holdings regardless of the movement of stock prices.

         AIM Constellation Fund

         This mutual fund consists of stocks of firms that have had significant growth over a ten-year period or companies that report significantly higher earnings than those anticipated by Wall Street.

         Maxim Growth Index Portfolio

         This mutual fund seeks investment results that correspond with the performance of large-cap, growth-oriented stocks by investing in stocks that comprise the Russell 1000 Growth Index. The Russell 1000 Growth Index consists of larger U.S. companies by market capitalization.

         Maxim Small-Cap Aggressive Growth Portfolio

         In this mutual fund, at least 65% of assets are invested in companies with market capitalization of less than $500 million. Up to 35% may be in larger companies, and a limited amount may be in foreign securities with an emphasis on undervalued securities.

         Orchard Index 600 Fund (Formerly Maxim Small-Cap Index Portfolio)

         This mutual fund seeks investment results that correspond with the performance of small capitalization stocks by investing in stocks that comprise the Standard & Poor's (the "S&P") 500 Index. It represents the performance of stocks in the small-cap sector of the United States.

         Lord Abbett Developing Growth Fund

         This mutual fund focuses on companies with above-average, long-term growth rates; strong management; and proven commitment to growth. It also focuses on companies with undervalued assets that are sometimes overlooked by investors.

         Maxim U.S. Government Mortgage Securities Portfolio

         At least 65% of the mutual fund's holdings are securities related to government agency mortgages. These holdings are backed by the full faith and credit of the U.S. government or one of its agencies or instrumentalities.

         Maxim Investment Grade Corporate Bond Portfolio

         This mutual fund generally invests in debt securities with a credit rating of A or better. It invests strictly in investment-grade corporate debt securities.

         Maxim Corporate Bond Portfolio

         This mutual fund seeks a high total return through a combination of current income and capital appreciation. Normally, the fund invests all of its assets in debt securities, although up to 20% of securities may be invested in preferred stocks, 10% in foreign securities, and 35% in high-yield securities rated below investment grade.

         Putnam Global Governmental Income Fund

         This mutual fund seeks high current income with capital preservation and long-term total return. It typically invests at least 80% of its assets in U.S. and foreign bonds with a credit rating of A or better.

         Maxim Short-Term Maturity Bond Portfolio

         The objectives of this mutual fund are preservation of capital, liquidity, and maximum total return through investment in an actively managed portfolio of debt securities. No individual security will have a maturity of more than three years.

         Fidelity Advisor Growth Opportunities

         This mutual fund typically invests 65% of its assets in the common stock of U.S. companies that have superior long-term growth potential. It may invest in securities, such as preferred stocks or bonds convertible into common stock, that may produce capital growth and in foreign securities without limitation.

         Orchard Index 500 Fund (Formerly Maxim Stock Index)

         This mutual fund seeks investment results that correspond with the performance of the S&P 500 Index. The S&P 500 Index consists of 500 widely held stocks on the New York Stock Exchange. Total returns assume reinvestment of dividends but do not include the effect of taxes, commissions, or other costs associated with investment in the stocks.

         AIM Weingarten

         This mutual fund primarily invests in stocks of companies with earnings higher than those expected by analysts. Investments are made in stocks of companies whose stocks have grown at roughly twice the rate of the average company in corporate America over the past ten years. Current income is not an important criteria for selection.

         Maxim Small-Cap Value Portfolio

         This mutual fund maintains a socially responsible investment policy, demonstrating concern for the environment, human rights, economic priorities, and international relations. It seeks undervalued small-and medium-sized companies with financial strength, distinct market niches, and proven records of success.

         Maxim Mid-Cap Growth Portfolio

         This mutual fund seeks long-term growth of capital by investing at least 65% of its total assets in a diversified pool of mid-cap companies with well above average growth potential.

         Maxim Blue Chip Portfolio

         This mutual fund seeks long-term growth of both capital and income and invests at least 65% of its assets in common stocks of companies with market capitalizations of at least $1 billion. It focuses on companies with proven records of earnings and dividends that appear to be in sound financial condition.

         AIM Charter Fund

         This mutual fund generally invests in stocks of large, well-known companies with a history of stable and improving revenues and earnings. At least 90% of the fund's common stocks are expected to pay dividends.

         Maxim Value Index Portfolio

         This mutual fund seeks investment results that correspond with the performance of large-cap, value-oriented stocks by investing in stocks that comprise the Russell 1000 Value Index. The Russell 1000 Value Index consists of larger United States companies by market capitalization.

         Putnam Fund for Growth & Income

         This mutual fund invests primarily in common stocks issued by well-established companies with a steady history of profits and attractive price-to-earnings ratios. The fund may invest up to 20% in foreign securities.

         Fidelity Advisor Equity Income

         The goal of this mutual fund is to exceed the average yield of the S&P 500 Index by holding a diversified selection of bonds and high-yielding stocks. Typically, at least 65% of total assets are in undervalued, income-producing equities with above-average and steadily increasing dividends. The balance tends to be in convertible debt securities.

         This mutual fund concentrates on countries whose markets are believed to offer the best value, selecting those that show signs of solid growth. The fund normally invests at least 65% of its assets in at least three different countries, one of which may be the United States.

         Maxim Foreign Equity

         This mutual fund seeks long-term capital growth and dividend income. The fund normally invests at least 65% of its assets in equity securities of issuers headquartered outside the United States.

         Fidelity Advisor Overseas

         This mutual fund selects countries based on economic growth, expected inflation, governmental policies, and currency outlook. Most investments are equity securities, including lower-quality, higher-yielding securities.

         Orchard Index European Fund

         This mutual fund represents the performance of stocks in the large-cap sector of European markets. The Financial Times-Stock Exchange International; S&P; Goldman, Sachs & Company; and Nat Western Securities, Ltd. sponsor this unmanaged, market-value weighted index of equity securities.

         Orchard Index Pacific Fund

         This mutual fund represents the performance of stocks in the large-cap sector of Pacific Rim markets. The Financial Times-Stock Exchange International; S&P; Goldman, Sachs & Company; and Nat Western Securities, Ltd. sponsor this market value weighted index of equity securities.

         Maxim Money Market Portfolio

         This mutual fund seeks to preserve capital, maintain liquidity, and earn the highest possible income by investing in short-term money market securities. Remaining maturities of holdings may not exceed 13 months, except for U.S. government securities, which are limited to 25 months.

         Profile Series Funds

         These funds are comprised of the funds above in varying percentages to allow participants to easily select varying degrees of risk/potential return. Profile Series I is considered aggressive, Profile Series II is considered moderately aggressive, Profile Series III is considered moderate, Profile Series IV is considered moderately conservative, and Profile Series V is considered conservative. Series IV and V are combined in the accompanying financial statements.

         Guaranteed Certificate Fund:  Great-West General Account

         A new certificate with its own unique interest rate is created at the start of each deposit period, which lasts one calendar quarter. All money contributed during each deposit period earns the same guaranteed interest rate until the certificate matures. The maturity period is three years. Contributions may not be transferred to another fund until a certificate matures.

         The stated objectives of these funds are not necessarily indicators of actual performance.

    Employer Contributions

    Effective December 1, 1999, the Employer may contribute 100% of the participant's contribution not to exceed 3% of his/her eligible compensation ("Matching Contributions"). Matching Contributions are invested in company stock. However, a participant may elect, at any time after the Matching Contributions are allocated to his/her account, to redirect their Matching Contribution to any other investment option. The Company's board of directors approved a Matching Contribution of $1,607,914 to the Plan for the year ended December 31, 1999 (Note 2). The Employer may also elect to make a discretionary profit-sharing contribution which is determined on an annual basis. The Company's board of directors may elect to automatically invest the participant's discretionary profit-sharing contribution in company stock. If the discretionary profit-sharing contributions are invested in common stock, the participant may elect to transfer his/her investment in the discretionary profit-sharing contribution to the investment election of choice. The Company has not made a discretionary contribution to the Plan for the year ended December 31, 1999. Prior to this contribution, the Company had not made a discretionary profit-sharing contribution to the Plan since the establishment of the Plan.

    Rollovers From Other Plans

    A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this plan.

    Participant Accounts

    Each participant's account is credited with the participant's contributions, allocations of the employer matching and discretionary profit-sharing contributions, and his/her share of the Plan's income. The Plan's income is allocated based on the proportion that each participant's account balance has to the total of all participants' account balances.

    Vesting

    Participants are immediately vested in the value of their contributions and actual earnings thereon. Employer matching and discretionary profit-sharing contributions vest according to the following schedule:

                                                 Vested
                                               Percentage
                                               ----------
               Years of service:
                Less than one                       0%
                One                                37
                Two                                64
                Three                             100

    A participant will become fully vested in employer matching and discretionary profit-sharing contributions, regardless of length of service, in the event of death, total and permanent disability, or attainment of age 65.

    Transfers from plans of prior employers are subject to the vesting schedule above; except for transfers from Vitel International 401(k) Profit Sharing Plan and Swift Global Communications, Inc. 401(k) Plan, which are 100% vested.

    Forfeited Accounts

    Any terminated, nonvested accounts are deemed to be forfeitures. The Employer will utilize forfeited accounts to reduce future employer contributions or administrative expenses. The Plan did not have any forfeited accounts during the years ended December 31, 1999 and 1998.

    Distribution of Benefits

    Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution or monthly, quarterly, semiannual, or annual installments for a period elected by the participant, not to exceed the joint life expectancy of the participant and his/her beneficiary. This distribution will be equal to the participant's vested account balance and will be made in cash. However, if a lump-sum payment is elected and a portion of the participant's vested balance is in company stock, the participant may elect to receive payments for that portion of his/her vested account in the form of company stock.

    Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

    Loans to Participants

    Participants may borrow the minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant's account and bear interest at a fixed rate over the life of the loan. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principle residence. The interest rate is determined by the plan administrator based on prevailing market conditions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

    The accounting records of the Plan are maintained on the cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded and investments are stated at market value. Participant and company contributions as well as refunds of contributions, as a result of limitations under the Internal Revenue Code ("IRC"), were as follows for the years ended December 31, 1999 and 1998.

                                                1999             1998
                                                ----             ----
      Participant contributions              $        0        $153,000
      Company contributions                   1,607,914               0
      Refunds of contributions                        0           5,789

    These amounts have not been recorded in the accompanying financial statements, which have been prepared on the modified cash basis of accounting.

    Valuation of Investments

    Investments in the pooled separate account are stated in the accompanying statements of net assets available for plan benefits at their fair values as established by the Custodian based on the fair values of the underlying assets. Such underlying fair values and the value of the mutual fund are based on quoted market prices on national exchanges.

    The American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," requires fair value reporting of investment contracts that are not fully benefit-responsive. The Guaranteed Certificate Fund is not fully benefit-responsive and is carried at estimated fair value, which approximates contract value.

    Net Appreciation (Depreciation)

    Realized gains and losses on sales of investments and changes in unrealized appreciation are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments.

    Administrative Expenses

    All costs and expenses incurred in connection with the general administration of the Plan, with the exception of variable asset charges imputed on certain plan assets, are paid by the Company.

3.  INVESTMENTS

    The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                       1999               1998
                                                       ----               ----
      Great-West Life & Annuity Insurance Company:
         Pooled separate account                     $         0       $5,348,669
      T Rowe Price:
         Equity Index 500 Fund                        14,424,058                0
         International Stock Fund                      2,007,586                0

    Net appreciation in fair value of investments by major investment type for the year ended December 31, 1999 is as follows:

     Mutual funds                                          $  651,410
     Pooled separate account                                  838,089
                                                           ----------
            Total net appreciation                         $1,489,499
                                                           ==========

4.  NONEXEMPT TRANSACTIONS

    For the year ended December 31, 1999, the Company's failure to remit participant contributions to the Plan within the 15-business day rule constituted a lending of such monies to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in Schedule II. The deemed contributions were paid to the Plan on March 2, 1999 for the payroll period ending December 12, 1998. The Company is currently in the process of calculating the interest on the contributions owed to the Plan.

5.  TAX STATUS

    The Internal Revenue Service has determined and informed the administrator, by a letter dated September 28, 1993, that the standardized regional prototype plan on which the Plan has adopted was designed in accordance with applicable sections of the IRC as of that date. The administrator and the Plan's tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator and the Plan's tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

 6. PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of plan termination, participants will become fully vested in their account balances.

                                                                      SCHEDULE I
                    PREMIERE TECHNOLOGIES, INC. 401(K) PLAN


     Schedule H, Line 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1999



    Identity of Issuer, Borrower,                                                                       Current
      Lessor, or Similar Party                   Description of Investment                               Value
    ----------------------------                 -------------------------                              -------

    Participant-Directed:
            T. Rowe Price   Investments:
                              Janus Fund, 200 shares                                                  $     8,811
                              TRP Stable Value, 3,501,792 shares                                        3,501,792
                              PIMCO Total Return II, 10 shares                                                101
                              MFS Capital Opportunities, 72 shares                                          1,522
                              MAS Small-cap Value, 65 shares                                                1,316
                              Putnam International Growth, 81 shares                                        2,412
                              Personal strategy--income, 14,196 shares                                    184,977
                              Personal strategy--balanced, 17,086 shares                                  277,473
                              Personal strategy--growth, 55,016 shares                                  1,071,703
                              International Stock Fund, 105,496 shares                                  2,007,586
                              Equity Index 500 Fund, 364,612 shares                                    14,424,058
                              Dividend Growth Fund, 21 shares                                                 424

*   PARTICIPANTS            Loans to participants with varying maturities and interest rates
                              ranging from 7.75% to 10.5%                                                 236,502
                                                                                                      -----------
                                                                                                      $21,718,677
                                                                                                      ===========



                            *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                    PREMIERE TECHNOLOGIES, INC. 401(k) PLAN


           SCHEDULE G, PART III--SCHEDULE OF NONEXEMPT TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1999




                                            Relationship                                                            Current Value
    Identity of Issuer or Party Involved      to Plan                 Description of Transaction                       of Asset
    ------------------------------------    ------------              ---------------------------                   -------------
*   PREMIERE TECHNOLOGIES, INC.             Plan sponsor             Deemed loan to the Company dated December 20,   $23,015
                                                                        1998, maturity March 2, 1999



                       *Represents a party in interest.


    The accompanying notes are an integral part of this schedule.consent of independent public accountants

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       PREMIERE TECHNOLOGIES, INC.
                                       401(K) PLAN

                                       By: ADMINISTRATIVE COMMITTEE OF THE
                                           PREMIERE TECHNOLOGIES, INC.
                                           401(K) PLAN


Date: June 28, 2000                    By: /s/ Patrick G. Jones
                                           ------------------------
                                           Name: Patrick G. Jones
                                           Title: Plan Administrator

                                 EXHIBIT INDEX


Exhibit No.                                                             Page No.


    23            Consent of Arthur Andersen LLP